Exhibit 99.4

JinkoSolar Announces Proposed Change of Company Name to Jinko Holdings Limited and Provides Strategic Investment Update

09/09/2026

SHANGRAO, China, Sept. 9, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), today announced that its board of directors (the “Board”) has approved a proposal to change the Company’s English name to “Jinko Holdings Limited” and adopt “晶科控股有限公司” as its dual foreign name (the “Proposed Name Change”). The Proposed Name Change is subject to the approval of the Company’s shareholders at its annual general meeting to be held on October 21, 2026, and to the completion of applicable regulatory procedures. Following completion of the Proposed Name Change, the Company’s American depositary shares are expected to continue trading on the New York Stock Exchange under the ticker symbol “JKS.”

The Proposed Name Change reflects the evolution of the Company’s role at the group-level following the listing and continued development of Jinko Solar Co., Ltd. (SSE: 688223), its majority-owned principal operating subsidiary and a global leader in clean energy technology. The Company intends to operate through two complementary engines of value-creation. The first is industrial holdings, through which the Company will continue to support and maintain its controlling ownership in Jinko Solar Co., Ltd., whose integrated solar and energy storage operations remain the core foundation of the group. The second is strategic investment, through which the Company will pursue minority investments in high-growth sectors benefiting from China’s continued technological innovation, industrial upgrading and energy transition.

Building on its industrial experience and insights in solar and energy storage, the Company will focus on artificial intelligence, renewable energy, advanced materials, commercial space and other frontier technologies. Through disciplined capital allocation and active portfolio management, the Company aims to support the development of its portfolio companies and to create sustainable long-term value for shareholders.

Representative investments in its current portfolio include Moonshot AI, StepFun, SiliconFlow, Noetix Robotics, Taiyi Quantum and Janbon Metallic Materials, spanning foundation models, AI infrastructure and inference services, AI and humanoid robotics, quantum technology, and advanced materials.

Recent developments involving certain portfolio companies, in each case based on publicly available information, include the following: Moonshot AI completed a financing round of approximately US$2.0 billion in May 2026 at a reported post-money valuation of approximately US$20 billion; StepFun completed a Series B+ financing round of more than RMB5.0 billion in January 2026; Taiyi Quantum completed a pre-Series A financing round of approximately RMB300 million in June 2026; SiliconFlow and Jinan Janbon Metallic Materials Co., Ltd. (“Janbon Metallic Materials”) submitted listing applications to The Stock Exchange of Hong Kong Limited (“HKEX”) in June and July 2026, respectively.

There can be no assurance that any proposed listing or other liquidity event will be completed. The financing and valuation references above are based on publicly available information, have not been independently verified by the Company and do not necessarily represent the fair values recognized by the Company or the amounts that may ultimately be realized by the Company from these investments.

The Company is also advancing the realization of portfolio value through liquidity events and disciplined exits. Hangzhou Gold Electronic Equipment Co., Ltd. (“Gold Electronic”) completed its listing on the ChiNext Market in the second quarter of 2026, creating an additional pathway for future value realization. The Company recorded fair value gains of over RMB400 million on a consolidated basis in the first half of 2026 in respect of this holding.

During the first half of 2026, the Company disposed of a substantial portion of its equity interest in LAPLACE Renewable Energy Technology Co., Ltd. (“LAPLACE”), generating cash proceeds of more than RMB300 million. Since its initial investment, the cumulative realized gain on this disposal, net of original cost and transaction fees, exceeded RMB250 million. This gain was recognized across multiple periods through fair value adjustments following LAPLACE’s initial public offering in late 2024, with over RMB100 million recorded in change in fair value of long-term investments upon settlement in the first half of 2026.

“The proposed new name reflects what the Company has become, a holding company anchored in a world-class solar and energy storage business and building a second engine of value creation through strategic investment,” said Mr. Dimi Du, Chief Executive Officer of JinkoSolar. “Our strategic investment approach is disciplined and long-term oriented. Building on our established capabilities and industry insights in solar and energy storage, we are pursuing opportunities arising from the global energy transition while selectively investing in artificial intelligence and other frontier technologies. We believe these investments can broaden the Company’s access to innovation, create potential synergies with our existing businesses and provide an additional source of long-term value creation for shareholders.”

Additional information regarding the Company’s representative strategic investments and recent value-realization events is provided in Appendix I to this press release.

Appendix I — Representative Strategic Investments and Value-Realization Events

1. Representative Current Holdings (RMB million unless otherwise stated)

Portfolio Company	Gross Initial Investment*	Liquidity Event/ Milestone
Moonshot AI	69.0	/
StepFun	99.9	/
SiliconFlow	70.0	Submitted a listing application to HKEX in June 2026.
Noetix Robotics	15.0	/
Taiyi Quantum	10.0	/
Janbon Metallic Materials	8.6	Submitted a listing application to HKEX in July 2026.

2. Value Realization and Liquidity Events (RMB million unless otherwise stated)

	Gross					Fair Value
Portfolio	Initial	Liquidity	Cash		Fair-value	as of June
Company	Investment*	Event	Proceeds	Realized Gain	Gain*	30, 2026
Gold Electronic	80	Listed on the ChiNext Market in Q2 2026.	/	/	Over RMB400 million in 1H 2026 on a consolidated basis.	491.4
LAPLACE	65	Listed in late 2024.	Over RMB300 million in 1H 2026.	JKS disposed of a substantial portion of its equity interest in 1H 2026. Cumulative realized gain on this disposal since initial investment exceeded RMB250 million, net of original cost and transaction fees.	Over RMB100 million in 1H 2026 on a consolidated basis.	46.2

Note:

1) Gross Initial Investment Amount represents the aggregate capital deployed, including amounts attributable to third-party investors in participating funds or investment vehicles.

2) Fair-value Gain was reflected in change in fair value of long-term investment in the consolidated statements of operations.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has over 10 production facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.